Exhibit 99.306

Nextech AR Solutions Corp. Announces Details on its

Investor Day Event

Vancouver, B.C., Canada – April 20th, 2021 – Nextech AR Solutions (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), reminds you to join us at our virtual 2021 Investor Day on Thursday, April 29th from 1:00pm-3:00pm EST. The CEO and members of the Nextech Leadership Team will provide perspective on the Company’s preliminary Q1 numbers and 2021 financial outlook, corporate strategy, and a first look at the Company’s new technology.

To register for the Investor Day event, please get your ticket here:

To participate in an exciting AR experience during the event, we encourage all participants to download the AirShow App in advance. Please use the following steps:

1.	Download the AiR Show App on your mobile smartphone using the links below:

●	Apple App Store

●	Google Play Store

2.	Follow along in our Investor Day for the cue to open the AiR Show app and scan the QR code.

3.	Follow the directions in the AiR Show app. Scan your environment to place the livestream hologram of Evan into your space. Turn up the volume and enjoy the demonstration. We encourage you to take pictures and videos and share with the company and on social media.

Event Agenda

CEO Perspective	Evan Gappelberg, Founder & CEO
Q1 Preliminary Results	Kashif Malik, CFO
CEO Vision COO Strategic Perspective	Evan Gappelberg, Founder & CEO Eugen Winschel, COO
Innovation Perspective Special Projects Ad Network Initiatives Technology Dev. Overview	Dawsyn Borland, VP Head of AR Innovation Lab Connie Cay-Santos, VP Special Projects Hareesh Achi, President AR Ad Network Rob Christie, SVP Head of Product Development
Customer Perspective and Sales +Commercialization Strategy	Paul Duffy, President Chris Burton, SVP Customer Experience and Head of Global Business Development
Question and Answer Period	Nextech Team

To accommodate a broader audience, a copy of the virtual presentation will be available on Nextech’s website.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Shauna Mason

Shauna.Mason@Nextechar.com

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.